Exhibit 99.2

[Translated from the original Hebrew; to the extent of any discrepancy between this version and the original Hebrew version, the latter shall control]

Amendment Deed Number 4 to Credit Facility Deed Dated May 17, 2010

Executed in Tel-Aviv on the 4th day of the month of January, 2016

Between

Israel Discount Bank Ltd. (hereinafter – “the Bank”)

The First Party

and

Gazit-Globe Ltd., Company No. 52-003323-4

(hereinafter – “the Company”)

The Second Party

Whereas	On May 17, 2010, the Parties entered into a Credit Facility Deed in regard to the Company’s receipt of credit and various banking services from the Bank, which was amended in Amendment Deed Number 1, dated August 9, 2010, in Amendment Deed Number 2, dated June 28, 2012 and in Amendment Deed Number 3, dated November 30, 2014 (the Credit Facility Deed and its Amendments will be called hereinafter – “the Facility Deed”);

And Whereas	The Parties have once again agreed on an amendment to the Facility Deed, inter alia, by increasing the credit facility allocated to the Company pursuant to the Facility Deed, in an additional amount of U.S.$ 75 million, to a total amount of U.S.$ 275 million (hereinafter – “the Credit Facility”), as set forth in this Amendment Deed;

And Whereas	The Parties have agreed on additional terms and conditions that will apply to the Credit Facility, all as set forth below in this Amendment Deed.

Accordingly, it is hereby agreed and declared that the Facility Deed will be amended as follows:

1.	Preamble and interpretation

1.1.	The preamble to this Amendment Deed is an integral part thereof.

1.2.	This Amendment Deed constitutes a continuation of the Facility Deed and is an integral part thereof; the two should be read together, continuously and in one sequence, as one document and as a whole, as provisions which supplement each other and complement one another.

1.3.	Words and phrases mentioned in this Amendment Deed are to be construed, defined and interpreted as provided in the Facility Deed, unless expressly stated otherwise.

1.4.	Other than the provisions of this Amendment Deed, no additional change has been made in the Facility Deed, which continues to apply in full force and scope, and binds the Parties for all intents and purposes.

1.5.	If a discrepancy arises between this Amendment Deed and previous documents signed in regard to the Credit Facility, the provisions of the Amendment Deed will prevail.

1.6.	The provisions of this Amendment Deed shall be effective from January 4, 2016.

2.	Increase in the Credit Facility

It is agreed that the Credit Facility will be increased by U.S.$ 75 million, to a total amount of U.S.$ 275 million.

3.	Fees

3.1.	On the signing date of this Amendment Deed, the Company will pay the Bank an up-front fee of 0.2% per annum in U.S. dollars, in advance, for the entire Credit Facility period beginning from the signing date of this Amendment Deed and until the end of the utilization period for the amount added to the Credit Facility, namely an amount of U.S.$ 679,726. The payment is final and absolute, and will not be refundable under any circumstances whatsoever, including, and without derogating from the generality of the aforesaid, non-utilization of the Credit Facility, wholly or partly, or the cancellation at any time of the Credit Facility, except in the event of the Credit Facility being canceled or reduced at the request of the Bank, as a result of regulatory restrictions applicable thereto, or due to any other reason depending on the Bank and unrelated directly to the Company (and in the aforesaid instance, a proportionate part of the up-front fee will be refunded, in accordance with the remaining period and the relative percentage by which the Credit Facility has been reduced).

3.2.	The Company will pay the Bank a documents amendment fee in an amount of U.S.$ 254.62 thousand on the signing date of this Amendment Deed.

4.	Immediate repayment of the above amounts

4.1.	Clause 10.3 of the Facility Deed will be amended and restated as follows:

“If the ratio between (a) the number of pledged shares multiplied by the market value of a pledged share; and (b) the above amounts, will be less than 1.25, and provided that such an event is not remedied within two business days from the date of it materializing, by way of furnishing the Bank with additional collateral to its full satisfaction and/or by way of repaying credit so that the above ratio will not be less than 1.25.”

Signed by us to attest to the above:

[handwritten signatures]	[handwritten signatures]

Gazit-Globe Ltd.	Israel Discount Bank Ltd.

I, the undersigned, Revital Kahlon, acting as the lawyer for Gazit-Globe Ltd., company no. 520033234 (hereinafter – “the Company”), do hereby certify to Israel Discount Bank Ltd. (hereinafter – “the Bank”) that the above document has been signed in the name of the Company by Messrs. Adi Jemini ID No. 03286243 and Gil Kotler ID No. 02230848 who are authorized to bind the Company vis-à-vis the Bank with their signature pursuant to the lawfully made decisions of the competent organs of the Company and as prescribed in the Company’s documents of incorporation, its memorandum and its articles, and that there is no limitation and/or hindrance by law and/or agreement to creating and/or signing and/or issuing the said document and/or to implementing the contents of the said document in favor of the Bank, all as specified and as provided in the above document, such that the said document binds the Company, can be enforced against it by the Bank and is in force vis-à-vis the Bank for all intents and purposes.

Date	4/1/16	Lawyer	[Signed and stamped by Revital Kahlon Adv.]